

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 13, 2009

Mr. Charles S. Rhoades
Chief Executive Officer
Satcon Technology Corporation
27 Drydock Avenue
Boston, Massachusetts 02210

> **Re: Satcon Technology Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 001-11512**

Dear Mr. Rhoades:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Kevin L. Vaughn
                                    Accounting Branch Chief